SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For the month of May, 2007
Commission File Number: 333-132381
CHINA GRENTECH CORPORATION LIMITED
16/F, Block B, Zhongyin Tower,
Caitian North Road, Futian District, Shengzhen 518026
People’s Republic of China
Tel: (86 755) 8350-1796
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                              Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ☐                              No ☑
     (If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-                    . )
     N/A

CHINA GRENTECH CORPORATION LIMITED ANNOUNCES FIRST QUARTER 2007 RESULTS
Selected Unaudited Consolidated Balance Sheets Items
Selected Unaudited Consolidated Statements of Income Items
Selected Unaudited Consolidated Statements of Cash Flows Items
SIGNATURES

This Form 6-K consists of:
The Announcement of first quarter 2007 financial results of China GrenTech Corporation Limited (the “Registrant”), made by the Registrant in English on May 14, 2007.

2

FOR IMMEDIATE RELEASE
CHINA GRENTECH CORPORATION LIMITED ANNOUNCES
FIRST QUARTER 2007 RESULTS
First Quarter 2007 Financial Highlights:
•	Revenue increased 111.4% over the first quarter 2006 to RMB31.3 million (US$4.1 million)(1)
•	Gross profit increased 62.1% over the first quarter 2006 to RMB13.0 million (US$1.7 million)
•	Diluted net loss per ADS (2) was RMB1.79 (US$0.23)
•	Net cash per ADS (3) was RMB6.76 (US$0.88)
SHENZHEN, CHINA — May 14, 2007 — China GrenTech Corporation Limited (NASDAQ: GRRF, “the Company”, or “GrenTech”), a leading China-based wireless coverage products and services provider and radio frequency or RF, technology developer, today announced its unaudited financial results for the first quarter ended March 31, 2007.
Mr. Yingjie Gao, Chairman and Chief Executive Officer of GrenTech, commented, “We are very pleased that our first quarter 2007 revenue has doubled compared to the first quarter of 2006. Historically, first quarter revenue is less than 2% of our total revenue each year. This is because the majority of our revenue is generated from Chinese telecommunication operators, and in general, the first quarter is not their peak capital spending period.”
“However, as more base station equipment manufacturers have chosen to procure base station RF parts and components in China to reduce costs, the demand for base station RF parts and components is growing rapidly. Strategically, since the end of 2005, we have strengthened our R&D capabilities in base station RF parts and components. This ongoing effort helped us to achieve strong revenue growth in this product category in the first quarter of 2007, generating RMB10.4 million (US$1.3 million). This is approximately 16 times greater than the revenue from base station RF parts and components in the first quarter of 2006 and represents 33.2% of total revenue, compared to only 4.1% in the first quarter 2006. I believe base station RF parts and components will continue to be a key growth driver in 2007.”

(1)	The Company’s functional and reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States dollars is solely for the convenience of the reader. RMB numbers included in this press release have been translated into U.S. dollars at the noon buying rate for U.S. Dollars in effect on March 31, 2007 in the City of New York for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York , which was US$1.00=RMB7.7232. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on March 31, 2007, or at any other date.

(2)	Each ADS represents 25 of our ordinary shares.

(3)	Net cash per ADS = (cash and cash equivalents + pledged time deposit – short term bank loan) / 25 million ADSs

Mr. Gao continued, “At the same time, our revenue from wireless coverage products and services has benefited from increasing capital expenditures by major telecommunication operators in China, generating revenue of RMB20.9 million (US$2.7 million) in the first quarter of 2007, an increase of 47.4% over the first quarter of 2006, and representing 66.8% of total revenue.”
“In particular, revenue from China Mobile grew 76.5% year-over-year. Moreover, we are participating in China Mobile’s centralized bidding process for TD-SCDMA indoor wireless coverage equipment for the expanded TD-SCDMA trial networks, which we believe we are among the front-runners in the bidding. If we win the bid, this will be another element in a series of contracts that we have obtained from China Mobile, including the contract to build wireless coverage systems for the 2008 Beijing Olympics, which we won in September 2006, the equipment contracts for the supply of GSM wireless coverage equipment, which we won in the first quarter of 2007 through the centralized bidding process, and the recently announced integrator service contracts from China Mobile’s local subsidiaries. These contracts not only further strengthen our cooperation with China Mobile, the largest telecommunication operator in China, but will also be a significant contributor to our revenue growth in 2007.”
Business Highlights
Wireless Coverage Products and Services
•	In March 2007, GrenTech successfully obtained first round regulatory approval in China for its TD-SCDMA repeater and trunk amplifier.
•	During the first quarter of 2007, the Company procured equipment contracts from China Mobile for GSM wireless coverage equipment through its centralized bidding process. The Company`s wireless coverage equipment has been distributed to eighteen subsidiaries of China Mobile.
•	The Company also has obtained wireless coverage integrator service contracts from certain of China Mobile’s local subsidiaries. The Company has thus far obtained qualification from six of China Mobile’s local subsidiaries, among which Jilin Province and Shanxi Province are new regions where GrenTech previously had not obtained contracts. In addition, bidding procedures for wireless coverage service contracts are in progress in seven provinces.
•	In overseas markets, the Company obtained sub-contracts from ZTE Corporation to provide outdoor optical repeaters for a wireless coverage operator in India in the first quarter of 2007.
•	The Company was selected as the only CDMA2000 wireless coverage equipment and services provider for China Unicom’s 3G wireless network construction in Macau.
RF Parts and Components
•	GrenTech has begun bulk production of WCDMA and CDMA base station duplexers for Huawei Technologies Co., Ltd.
•	GrenTech has become a major supplier of GSM, CDMA and WCDMA base station duplexers for ZTE Corporation.
•	GrenTech has obtained orders from Datang Mobile Communications Equipment Co., Ltd to supply TD-SCDMA power amplifiers.

•	GrenTech continues to supply TD-SCDMA filters in bulk to Alcatel Shanghai Bell Co. and Siemens AG Communications.
First Quarter 2007 Unaudited Financial Results:
Revenues
Revenue in the first quarter 2007 was RMB31.3 million (US$4.1 million), an increase of RMB16.5 million (US$2.1 million) from RMB14.8 million in the first quarter 2006, representing a 111.4% year-over-year increase. This is primarily due to the stronger revenue contribution from base station RF parts and components, in addition to an increase in sales of wireless coverage products and services.
Revenue from RF products increased by RMB9.8 million, from RMB0.6 million in the first quarter 2006 to RMB10.4 million in the first quarter 2007. This was mainly attributable to the strong demand from base station original equipment manufactures.
Revenue from wireless coverage products and services increased by RMB6.7 million, or 47.4%, from RMB14.2 million in the first quarter 2006 to RMB20.9 million in the first quarter 2007. In particular, revenue from China Mobile in the first quarter of 2007 increased by RMB3.0 million, or 76.5%, compared to first quarter 2006.

	Three Months Ended March 31,
	2006	2007
	Revenues	Revenues	Revenues	% of Total	Year-over-year
	(RMB’000)	(RMB’000)	(US$’000)	Revenues	Change
Wireless Coverage Products & Services
China Mobile	3,968	7,003	907	22.4%	76.5%
China Unicom	8,188	8,736	1,131	27.9%	6.7%
China Telecom	963	1,378	178	4.4%	43.1%
China Netcom	150	999	129	3.2%	566.0%
Overseas	623	376	49	1.2%	-39.6%
Non-operators	292	2,412	312	7.7%	726.0%
Subtotal	14,184	20,904	2,707	66.8%	47.4%
RF products
OEMs	612	10,382	1,344	33.2%	1596.4%
Total	14,796	31,286	4,051	100.0%	111.4%
Cost of Revenues
Cost of revenues in the first quarter of 2007 totalled RMB18.3 million (US$2.4 million) compared to RMB6.8 million in the first quarter of 2006, representing an increase of 169.6%. The year-over-year cost of revenue increase was driven primarily by the total revenue increase.

Operating Expenses
Total operating expenses increased by RMB11.6 million (US$1.5million), or 26.5%, from RMB43.6 million in the first quarter of 2006 to RMB55.2 million (US$7.1 million) in 2007. This was due to an increase in research and development expenses, sales and distribution expenses and general and administrative expenses.
Research and development expenses grew by RMB4.8 million (US$0.6 million), or 57.3%, from RMB8.4 million in the first quarter of 2006 to RMB13.2 million (US$1.7 million) in the first quarter of 2007. The increase was mainly due to the Company’s expansion of its research and development team and increased investment in research and development on equipment and technology for the base station RF business. As a result, compared to the first quarter of 2006, the salary and compensation for R&D staff increased by RMB3.2 million (US$0.4 million), depreciation expenses increased by RMB0.9 million (US$0.1 million), and office expenses increased by RMB0.7 million (US$0.1 million).
Sales and distribution expenses were RMB28.6 million (USD$3.7 million) in the first quarter of 2007, an increase of RMB4.5 million (USD$0.6 million), or 18.5%, from RMB24.1 million in the first quarter of 2006. The increase was mainly due to strengthened marketing efforts with China Mobile and an expanded sales and marketing team, which led to an increase of RMB2.5 million (US$0.3 million) in salary and compensation, an increase of RMB1.1 million (US$0.1 million) in telecommunication and other office expenses, as well as an increase of RMB0.9 million (US$0.1 million) in travelling expenses.
General and administrative expenses were RMB13.4 million (US$1.7 million) in the first quarter of 2007, an increase of RMB2.3million (USD$0.3 million), or 20.7%, from RMB11.1 million in the first quarter of 2006. The year-over-year increase was primarily due to expenses incurred in connection with Sarbanes-Oxley compliance work and other professional fees.
Other Expenses/Income
Other expenses were RMB6.3 million (US$0.8 million) in the first quarter of 2007, compared to RMB6.6 million in the first quarter of 2006, a slight decrease of 4.5%. The decrease was due to an increase in interest income and a decrease in interest expenses, which were offset by an increase in foreign exchange loss.
Interest income increased from RMB0.9 million in the first quarter of 2006 to RMB2.5 million (US$0.3 million) in the first quarter of 2007, an increase of 185.9%, due to an increase in bank deposits.
Interest expense decreased from RMB8.9 million in the first quarter of 2006 to RMB6.1 million (US$0.8 million) in the first quarter of 2007, a decrease of 31.9%. This resulted from a decrease in interest expenses related to exchangeable bonds, as such bonds were exchanged into existing ordinary shares upon the completion of the Company`s initial public offering in 2006.

Exchange loss amounted to RMB2.8 million (US$0.4 million), compared to an exchange gain of RMB1.1 million in the first quarter of 2006. This was primarily due to the fact that a portion of the proceeds from the Company`s initial public offering were kept as bank deposits denominated in US dollars, which suffered an exchange loss from the appreciation of Renminbi against the US dollar. In the first quarter of 2006, the Company did not have any bank deposits denominated in US dollars. Instead, the Company had exchangeable bonds denominated in US dollars, and the Company recorded an exchange gain in the first quarter of 2006 from the appreciation of Renminbi against the US dollar.
Earnings
Gross profit increased to RMB13.0 million (US$1.7 million) in the first quarter of 2007 from RMB8.0 million in the first quarter of 2006, representing an increase of RMB5.0 million (US$0.6 million) or 62.1%. Gross margin was 41.5%, a decrease of 12.6% from 54.1% in the first quarter of 2006. The decrease in gross margin was mainly due to a decrease in wireless coverage product unit pricing as a result of intense market competition and an increasing percentage of the lower-margin RF products in its overall product mix.
Operating loss increased from RMB35.6 million in the first quarter of 2006 to RMB42.2 million (US$5.5 million) in the first quarter of 2007, an increase of RMB6.6 million (US$0.9 million) or 18.5%. First quarter seasonality has historically led to substantially lower revenue in this period. The first quarter of 2007 followed this trend and was also accompanied by increasing costs and expenses, which resulted in the increased operating loss.
Net loss increased from RMB35.7 million in the first quarter of 2006 to RMB44.8 million (US$5.8 million) in the first quarter of 2007, an increase of 25.4% or RMB9.1 million (US$1.2 million).
Diluted net loss per ADS was RMB1.79 (US$0.23) in the first quarter of 2007.
Balance Sheet
Total cash (1) decreased from RMB706.0 million as of December 31, 2006 to RMB502.7 million (US$65.1 million) as of March 31, 2007, a decrease of RMB203.3 million, or 28.8%, This decrease was mainly attributable to use of cash for working capital payments such as payments for inventories and bills payable as well as payments for operating overheads, capital expenditures for purchase of plant and equipment and dividends payable to shareholders. Cash and cash equivalents decreased to RMB290.3 million (US$37.6 million) as of March 31, 2007, from RMB467.4 million as of December 31, 2006. Pledged time deposits decreased by RMB26.3 million (US$3.4 million) to RMB212.3 million (US$27.5 million) as of March 31, 2007.
Total accounts receivable (A/R) (2) decreased by 4.8% from RMB1,016.8 million as of December 31, 2006 to RMB968.2 million (US$125.4 million) as of March 31, 2007.

(1)	Total cash = cash and cash equivalents + pledged time deposit

(2)	Total accounts receivable = accounts receivable, net + long-term accounts receivable

Inventories increased from RMB434.4 million as of December 31, 2006 to RMB492.5 million (US$63.8 million) as of March 31, 2007, an increase of 13.4%. The increase was mainly due to an increase in finished goods that are in the customer installation process.
Total assets decreased by RMB128.6 million (US$16.7 million), or 5.3%, from RMB2,415.8 million as of December 31, 2006 to RMB2,287.2 million (US$296.1 million) as of March 31, 2007. The decrease was mainly attributable to the decrease in total cash and the total accounts receivable.
Total liabilities decreased RMB83.6 million (US$10.8 million), or 9.6%, from RMB866.4 million as of December 31, 2006 to RMB782.9 million (US$101.4 million) as of March 31, 2007. The decrease was primarily due to the payment of a dividend payable and a decrease in bills payable and accounts payable.
Business Outlook
As an industry practice, starting from the second quarter of 2007, it is expected that telecommunications operators in China will accelerate their capital expenditure on wireless coverage products and services. In addition to wrapping up the bidding for wireless coverage integrator services at the local level and launching construction of TD-SCDMA trial networks, it is anticipated that China Mobile, as the major investor in wireless coverage, will also pick up the pace in its wireless coverage spending.
GrenTech believes it will benefit from the foregoing increased spending, as well as from the expected increasing market demand for base station RF parts and components. GrenTech believes it has sufficient orders on hand in the second quarter to potentially lead to increased income from RF parts and components. In particular, GrenTech also begins to supply RF parts and components in bulk to Huawei Technologies Co., Ltd.
GrenTech estimates that the second quarter revenue of 2007 will reach RMB195 million to RMB220 million. This forecast reflects GrenTech`s current, preliminary view, which is subject to change.
Conference Call and Webcast
The Company’s management team will conduct a conference call on Monday, May 14, 2007 at 5:00 am (Pacific) / 8:00 am (Eastern) / 8:00 pm (Beijing/Hong Kong). A webcast of the conference call will be accessible on the Company’s website at www.grentech.com.cn.

About China GrenTech
GrenTech is a leading radio frequency or RF, technology developer and a leading provider of wireless coverage products and services to telecommunication operators in China. The Company uses RF technology to design and manufacture wireless coverage products, which enable telecommunication operators to expand the reach of their wireless communication networks to indoor and outdoor areas, such as buildings, highways, railways, tunnels and remote regions. GrenTech derives most of its revenues from wireless coverage products and services.
Based on its in-house RF technology platform, the Company also develops and produces base station RF parts and components sold to base station equipment manufacturers. China GrenTech is a qualified supplier of RF parts and components to six major base station equipment manufacturers such as Huawei Technologies and ZTE Corporation. For more information, please visit our website at www.grentech.com.cn.
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
Statements contained in this press release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause the Company’s actual results to differ materially from its current expectations. Factors that could cause the Company’s results to differ materially from those set forth in these forward-looking statements include the Company’s reliance on business relationships with the Chinese telecom operators, in particular China Mobile, and base station OEMs; the risk that demand for base station RF parts and components will not continue to grow rapidly for whatever reason; the risk that the Company will not win the bid for China Mobile’s TD-SCDMA indoor wireless coverage equipment or any other bids it participates in whether due to pricing, product performance or other factors; risk that the telecommunication operators in China will not accelerate their capital expenditures on wireless coverage products and services; risks associated with large account receivable, long collection periods and accounts receivable cycles; fierce competition in the wireless communication industry including the risk that the Company will continue to experience downward pressure of the pricing of its products; uncertainty as to future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements; its reliance on third parties to carry out the installation of its wireless coverage products; uncertainty as to its ability to continuously develop and manufacture new RF technology and keep up with changes in RF technology; uncertainty as to the issuance of 3G licenses by the PRC governmental authorities; future changes to the regulations and policies governing the telecommunications industry in China, including possible future industry restructuring; limitation on the Company’s production capacity for RF products; risks associated with possible defects and errors in its wireless coverage products or RF products; uncertainty as to the Company’s ability to protect and enforce its intellectual property rights; and uncertainty as to the Company’s ability to attract and retain qualified executives and personnel, particularly in its research and development department. Other factors that may cause the Company’s actual results to differ from those set forth in the forward-looking statement contained in this press release and that may affect its prospects in general are described in the Company’s fillings with the Securities and Exchange Commission, including its Registration Statement on Form F-1 related to its initial public offering. The Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Contacts

Investor Contact:	Investor Relations (US):
Dora Li, IR Director China GrenTech Corp Ltd. +86 755 8350 1796 lidongmei@powercn.com	Delia Cannan Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-rafferty.com

Investor Relations (HK):	Media Contact:
Ruby Yim Taylor Rafferty +852 3196 3712 GrenTech@Taylor-rafferty.com	John Dooley Taylor Rafferty +1 212 889 4350 GrenTech@Taylor-rafferty.com
- FINANCIAL TABLES TO FOLLOW -

China GrenTech Corporation Limited and Subsidiaries
Selected Unaudited Consolidated Balance Sheets Items
As of December 31, 2006 and March 31, 2007
(RMB and US$ expressed in thousands)

	December 31, 2006	March 31, 2007	March 31, 2007
	RMB	RMB	US$

Assets
Cash and cash equivalents	467,423	290,346	37,594
Pledged time deposits	238,618	212,319	27,491
Accounts receivable, net	747,859	720,433	93,282
Inventories	434,406	492,495	63,768
Total current assets	1,948,407	1,800,395	233,115
Long-term accounts receivable	268,957	247,728	32,076
Total assets	2,415,834	2,287,213	296,148

Liabilities and shareholders’ equity
Short-term bank loans	336,050	333,550	43,188
Total current liabilities	866,435	782,867	101,366

Long-term debt	—	—	—
Total liabilities	866,435	782,867	101,366

Ordinary shares US$0.00002 par value; 2,500,000,000 shares authorized, 466,365,500 issued and outstanding and 625,000,000 shares issued and outstanding as of December 31, 2005 and 2006, respectively	103	103	13
Total shareholders’ equity	1,530,428	1,485,617	192,357
Total liabilities and shareholders’ equity	2,415,834	2,287,213	296,148

China GrenTech Corporation Limited and Subsidiaries
Selected Unaudited Consolidated Statements of Income Items
for Three-months Ended March 31, 2006 and 2007
(RMB and US$ expressed in thousands, except per share data)

	For Three-months Ended March 31,
	2006	2007	2007
	RMB	RMB	US$

Revenues	14,796	31,286	4,051
Cost of revenues	(6,787)	(18,300)	(2,370)

Gross profit	8,009	12,986	1,681
Research and development costs	(8,393)	(13,201)	(1,709)
Sales and distribution expenses	(24,138)	(28,599)	(3,703)
General and administrative expenses	(11,109)	(13,405)	(1,736)

Total operating expenses	(43,640)	(55,205)	(7,148)

Operating loss	(35,631)	(42,219)	(5,467)
Interest income	859	2,456	318
Interest expense	(8,897)	(6,062)	(785)
Investment income	238	—	—
Foreign currency exchange gain/(loss)	1,101	(2,788)	(361)
Grant income	127	120	16

Total other expense	(6,571)	(6,274)	(812)

Income tax benefit	5,931	3,441	446

Loss before minority interests	(36,271)	(45,052)	(5,833)

Net loss	(35,738)	(44,811)	(5,802)

Net loss attributable to ordinary shareholders	(36,647)	(44,811)	(5,802)

— Basic	(0.08)	(0.07)	(0.01)

— Diluted	(0.07)	(0.07)	(0.01)

Weighted average number of ordinary shares
— Basic	466,365,500	625,000,000	625,000,000

— Diluted	500,000,000	625,000,000	625,000,000

China GrenTech Corporation Limited and Subsidiaries
Selected Unaudited Consolidated Statements of Cash Flows Items
For three-months Ended March 31, 2006 and 2007
(RMB and US$ expressed in thousands)

	For Three-months Ended March 31,
	2006	2007	2007
	RMB	RMB	US$

Net cash used in operating activities	(61,940)	(132,963)	(17,216)
Net cash (used in)/provided by investing activities	(1,782)	(13,418)	(1,737)
Net cash used in financing activities	(28,823)	(29,449)	(3,813)
Effect of exchange rate changes on cash	—	(1,247)	(162)
Net decrease in cash and cash equivalents	(92,545)	(177,077)	(22,928)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited

By: /s/ Rong Yu

Title: Director, Chief Financial Officer and Principal Accounting Officer

Date: May 14, 2007